March 18, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4631
Washington, D.C. 20549

Attention:	Ms. Pamela Long, Assistant Director Mr. Andrew Schoeffler, Senior Staff Attorney Ms. Chambre Malone, Staff Attorney

Re:	Kid Brands, Inc. (the “Company”)
Registration Statement on Form S-3
Filed January 21, 2010, and amended on March 3, 2010
File No. 333-164461
Ladies and Gentlemen:
The following letter is in response to the Staff’s comment letter dated March 15, 2010. The responses set forth below are numbered to correspond with the numbered paragraphs in the Staff’s letter.
General
1. We note that you indicate that you are a smaller reporting company on the cover page of the Form S-3. However, you indicated that you were an accelerated filer on the cover page of your Form 10-Q for the quarter ended September 30, 2009. Please advise us as to the basis for your determination that you are a smaller reporting company. Refer to Item 10(f)(2) of Regulation S-K.
Response
As a prior non-smaller reporting company, we determined that we were a smaller reporting company for fiscal 2009 based on the provisions of S-K Item 10(f)(2)(iii), which state as follows:
“(iii) Once an issuer fails to qualify for smaller reporting company status, it will remain unqualified unless it determines that its public float, as calculated in accordance with paragraph (f)(1) of this Item, was less than $50 million as of the last business day of its second fiscal quarter or, if that calculation results in zero because the issuer had no public equity outstanding or no market price for its equity existed, if the issuers had annual revenues of less than $40 million during its previous fiscal year.”
The public float of the Company, computed in accordance with paragraph (f)(1) of S-K Item 10 (by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non affiliates by the price at which the common equity was last sold in the principal market for such common equity), as of the last business day of its second fiscal quarter of 2009, was approximately US $48,860,000.
In addition, Item 10(f)(2)(i) states that: “(i) For issuers that are required to file reports under section 13(a) or 15(d) of the Exchange Act, the determination is based on whether the issuer came within the definition of smaller reporting company, using the amounts specified in paragraph (f)(2)(iii) of this Item, as of the last business day of the second fiscal quarter of the issuer’s previous fiscal year. An issuer in this category must reflect this determination in the information it provides in its quarterly report on Form 10—Q for the first fiscal quarter of the next year, indicating on the cover page of that filing, and in subsequent filings for that fiscal year, whether or not it is a smaller reporting company, except that, if a determination based on public float indicates that the issuer is newly eligible to be a smaller reporting company, the issuer may choose to reflect this determination beginning with its first quarterly report on Form 10—Q following the determination, rather than waiting until the first fiscal quarter of the next year.” As permitted by the foregoing, KID did not reflect this determination in its first quarterly report following the determination.
2. Please update your financial statements for the year ended December 31, 2009, or advise us as to why you are not required to do so. Refer to Rules 3-01(c) and 8-08(b) of Regulation S-X.
Response
We are not required to update our financial statements for the year ended December 31, 2009 for the following reasons:
Rule 8-08(b) of Regulation S-X states:
“(b) If the effective date or anticipated mailing date falls after 45 days but within 90 days of the end of the smaller reporting company’s fiscal year, the smaller reporting company is not required to provide the audited financial statements for such year end provided that the following conditions are met:
(1) If the smaller reporting company is a reporting company, all reports due must have been filed;
(2) For the most recent fiscal year for which audited financial statements are not yet available, the smaller reporting company reasonably and in good faith expects to report income from continuing operations attributable to the registrant before taxes; and

(3) For at least one of the two fiscal years immediately preceding the most recent fiscal year the smaller reporting company reported income from continuing operations attributable to the registrant before taxes.”
The Company intends the effective date of the Registration Statement to be within 90 days of the end of its 2009 fiscal year. In addition: (i) all reports due have been filed by the Company, (ii) the Company reasonably and in good faith expects to report income from its continuing operations before taxes for fiscal 2009, and (iii) the Company reported income from continuing operations before income tax provision of $13,222,000 for fiscal 2007.
Item 3.01(c) of Regulation S-X states the following:
“(c) The instruction in paragraph (b) of this section is also applicable to filings, other than on Form 10—K or Form 10, made after 45 days but within the number of days of the end of the registrant’s fiscal year specified in paragraph (i) of this section: Provided, that the following conditions are met:
(1) The registrant files annual, quarterly and other reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and all reports due have been filed;
(2) For the most recent fiscal year for which audited financial statements are not yet available the registrant reasonably and in good faith expects to report income attributable to the registrant, after taxes but before extraordinary items and cumulative effect of a change in accounting principle; and
(3) For at least one of the two fiscal years immediately preceding the most recent fiscal year the registrant reported income attributable to the registrant, after taxes but before extraordinary items and cumulative effect of a change in accounting principle.”
Paragraph (i) of the Item specifies 90 days for registrants other than large accelerated and accelerated filers (which includes the Company for fiscal 2009). As described above, the Company intends the Registration Statement to become effective prior to the 90th day after the Company’s 2009 fiscal year. In addition: (1) the Company files annual, quarterly and other reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and all reports due have been filed; (2) the Company reasonably and in good faith expects to report income attributable to it, after taxes but before extraordinary items and cumulative effect of a change in accounting principle, and (3) with respect to fiscal 2007, the Company reported income from continuing operations of $9,095,000.
Risk Factors, page 1
3. We note your response to comment two issued in our letter dated February 17, 2010. In the second to the last sentence of the introductory paragraph, you state that your business may be materially and adversely affected by other risks and uncertainties that you have not yet identified. Please delete this statement as you are required to disclose all material risks in this section.

Response
We will amend the penultimate sentence of the introductory paragraph of the risk factors section in our post-effective 424(b) prospectus to read as follows: “If any of the following risks occur, our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected.”
Closing Comments:
We sincerely hope that we have addressed your comments on our S-3 Registration Statement. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.

Sincerely yours,
/s/ Marc S. Goldfarb

Senior Vice President and General Counsel

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